Alan B. Spatz • (310) 789-1231 • aspatz@troygould.com	File No. 3296-3

November 14, 2012

Loan Lauren P. Nguyen, Esq. Special Counsel Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Kinbasha Gaming International, Inc. Amendment No. 1 to Form 10-12G Filed October 19, 2012 File No.: 000-54784

Dear Ms. Nguyen:

By letter dated November 2, 2012, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided Kinbasha Gaming International, Inc. (the “Company”) with comments to the Company’s Form 10-12G filed on October 19, 2012.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s November 2, 2012 comment letter.

Our Business, page 10

Pachinko Parlors, page 10

1.

We note your response to our prior comment 9. Please revise the third sentence of the first paragraph of this section to characterize this statement as your belief.

COMPANY RESPONSE

We have revised the registration statement to respond to this comment.

Management’s Discussion and Analysis

Results of Operations - Comparison of Quarters Ended June 30, 2012 and June 30, 2011, page 15

2.

We note from your disclosure on page 16, that cost of revenues as a percentage of revenues decreased significantly from 92.2% for the quarter ended June 30, 2011 to 80.2% for the quarter ended June 30, 2012, however your discussion only addresses why cost of revenues in aggregate dollar amount increased between June 3, 2011 and June 30, 2012.  Please revise your discussion to explain why cost of revenues as a percentage of revenues decreased significantly even though the total dollar amount increased. Your discussion should address each significant component of cost of revenues (i.e., salaries and wages, depreciation, facilities and other, etc.). Similarly, your discussion of the changes in general and administrative expenses should be revised to include disclosure of the reasons for the decrease in amount as a percentage of revenue between June 30, 2011 and June 30, 2012.

COMPANY RESPONSE

We have revised the registration statement to respond to this comment.  Please note that these decreases were principally mathematical because the percentage increase in net revenues was greater than the percentage increases in cost of revenues and operating expenses.  This was not unexpected, as revenues were adversely affected in the first quarter of fiscal year 2011 as a result of the earthquake.  The disclosure already discusses the material changes in dollar amounts in the various line items from quarter to quarter, although we added some information regarding the dollar increase in general and administrative expenses.

Loan Lauren P. Nguyen, Esq. Securities and Exchange Commission November 14, 2012 Page 2

3.

We note from your discussion in the fourth paragraph on page 16 and from the disclosure in Note 14 to the Company’s audited financial statements that on July 1, 2012, the Company sold its three restaurants (including assets consisting principally of consumables, food and kitchen supplies with a book value of $83,000) and as a result will not generate any future revenues from these restaurants. Given that it does not appear that the Company will generate any cash flows from these restaurants in future periods, please explain why these assets have not been reflected as held for sale and the operations reflected as discontinued operations pursuant to the guidance outlined in ASC 205-20-45.  Please advise or revise as appropriate.

COMPANY RESPONSE

We have revised the registration statement to respond to this comment. See the fourth paragraph on page 16. p;

The referenced transaction consisted of (a) the change of the revenue status of the operational assets (land, buildings, improvements and equipment) from operating restaurants to leasing the operational assets in exchange for rental income and (b) the sale of consumables, food and supplies with a book value of $83,000. The Company retained the ownership of the tangible assets of the restaurants consisting of land, buildings, improvements and equipment. The consumables, food and supplies sold were inconsequential to the retained assets of the operation. The Company changed the nature of these operational assets' revenue status from operation of restaurants to leased property. The revenue on an annual basis from the leasing of these assets is estimated to be approximately $312,000 versus annual net loss of approximately $250 from the operation of the restaurants for the year ended March 31, 2012.

As to the financial statement presentation as assets held for sale, the Company has determined that the book value of $83,000 of the assets sold is immaterial.

Financial Condition, Liquidity and Sources of Capital, page 17

Debt in Default, page 18

4.

We note your response to our prior comment 17 and reissue in part.  It does not appear you have fi led the agreements with Jogashima Limited Liability Company and Suitomo Mitsui Banking Corporation.  Please file these agreements or advise.  Additionally, please file all material amendments or forbearance agreement as exhibits or advise.

COMPANY RESPONSE

As is evident from the financial statements and the disclosure in the registration statement, the Company borrows regularly to finance its normal business activities, including the construction, renovation or improvement of pachinko parlors and the purchase of equipment for the parlors.  These debts are secured by the assets purchased or improved.  The Company does not have working capital lines or loans secured by a blanket lien on all of its assets.

Loan Lauren P. Nguyen, Esq. Securities and Exchange Commission November 14, 2012 Page 3

The Company does not believe any of these debts is material except to the extent the size of the debt.  For this reason, the Company included in the debt in default table only lenders to whom the total loans from the lender exceeded 5% of the Company's total assets.  However, as set forth in the table, the debt to each of the lenders listed in the table consists of a number of loans (e.g. the debt to Higashi-Nippon Bank included 14 loans).

As set forth in the default table, the debt to Jogashima includes 12 loans with an average outstanding balance of $963,000 and a largest outstanding balance of $2.6 million (1.7% of total assets).   The debt to Sumitomo Mitsui includes 4 loans with an average outstanding balance of $1.9 million and a largest outstanding balance of $3.1 million (2.1% of total assets).

All of these loans were obtained in the ordinary course of the Company's business.  The Company does not believe these individual loans to be material except to the extent an individual loan exceeds 5% of total assets.

5.

In addition, it appears you have excluded information relating to approximately $42.6 million of principal amount of debt currently in default. Please include information relating to this debt and file the agreements as exhibits. To the extent you believe that an item of debt, or the fact it is in default, is immaterial, please provide a specific analysis for each item.

COMPANY RESPONSE

The table does not show a total of $20 million of principal amount of debt in default, less than 20% of the outstanding debt in default.  The $42.6 million represents principal and accrued interest.

The remaining debt in default includes 137 loans from 19 lenders with an average outstanding balance per loan of $157,000 and per lender of $1.1 million at June 30, 2012.  Of these 19 lenders, the total amount of debt in default exceeds 2% of the Company's total assets for only three lenders.

As set forth above, the Company obtains these loans in the ordinary course of business.  The Company does not believe that a more detailed disclosure of any of these loans on a loan-by-loan basis or lender by lender basis would provide any meaningful information to investors.  The present disclosure makes clear the total amount of debt in default and that the debt is collateralized.

Loan Lauren P. Nguyen, Esq. Securities and Exchange Commission November 14, 2012 Page 4

However, we have also revised the registration statement to provide more specific information about the types of loans obtained by the Company and some information about the debt is not listed in the table.  See the fourth paragraph under "Financial Condition" in the MD&A and the paragraph below the debt in default table under "Debt in Default" in the MD&A.

6.

We note your response to our prior comment 18 and disagree with your response. Please revise. To the extent you believe it is necessary to balance this disclosure in the Overview section, you may do so.

COMPANY RESPONSE

We have revised the registration statement to respond to this comment.  See the fifth paragraph under "Overview."

Risks Related to the Structure of our Business Generally and Stock Ownership, page 25

7.

Please revise to include a risk factor disclosing the risks of having your principal executive office in the United States while your business operations are located in Japan.

COMPANY RESPONSE

We have added a risk factor under "Risks Related to the Structure of Our Business" under "Factors That May Affect Future Operating Results and Certain Investment Considerations" in MD&A.

Audited Financial Statements

Notes to the Financial Statements

General

8.

We note from your response to our prior comment 27 that you do not have base jackpots and that at a liability is recorded and revenue charged for any balls not returned by the end of the day. Please revise your revenue recognition policy disclosure in the notes to the financial statements to disclose this accounting treatment.

Loan Lauren P. Nguyen, Esq. Securities and Exchange Commission November 14, 2012 Page 5

COMPANY RESPONSE

We have revised the registration statement to respond to this comment.  See "Revenue Recognition" under Note 2 of the annual financial statements.

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-10

9.

We note from your response to our prior comment 29 that you have revised Note 2 to your registration statement to respond to our comment. However, it does not appear that the disclosure in Note 2 related to revenue recognition has been revised. As previously requested, please explain to us in further detail when the payouts are recorded. In this regard, please clarify who the prize exchangers are in this transaction and tell us how the recognition of the payouts corresponds, if at all, to the timing of when the customer receives a receipt for the number of balls or tokens won, prior to redemption. Also, please tell us how you account for the issuance to a customer of a “special prize” that can then be exchanged for cash a third-party exchange station outside the pachinko parlor.

COMPANY RESPONSE

We have revised the registration statement to respond to this comment.  See "Revenue Recognition" under Note 2 of the annual financial statements.

We are providing the following information as further information and explanation related to the recording of payouts and prize exchangers.

When a player has completed his gaming play, the player is provided a receipt as to the number of balls/tokens won. The player may either exchange the receipt for a prize(s), or deposit the receipt with the parlor which may be used to obtain balls/tokens for future play. If a player does neither of these by the end of the day, the player forfeits his or her winnings. At the end of each day, the Company records payouts for the prizes exchanged for receipts or records a liability and reduces net revenues for receipts deposited for future use.

As explained in Item 1-- Business --Ball/Token Redemption and --The Tri-Party System, the prize wholesalers are unrelated to the third party "prize buyers" with whom a customer exchanges the special prizes for cash.

Please direct questions regarding this response letter to the undersigned at 310-789-1231.

Very truly yours,

/s/ Alan B. Spatz

cc:  Masatoshi Takahama